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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
      Solicitation/Recommendation Statement pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                            ----------------------

                                  Amgen Inc.
                           (Name of subject company)

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                                  Amgen Inc.
                     (Name of person(s) filing statement)

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                 Contractual Contingent Payment Rights arising
                    from the purchase of Class A interests
                       of Amgen Clinical Partners, L.P.
                        (Title of class of securities)

                            ----------------------

                                     None
                     (CUSIP number of class of securities)

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                           George A. Vandeman, Esq.
                 Senior Vice President, Corporate Development,
                         General Counsel and Secretary
                                  Amgen Inc.
                            One Amgen Center Drive
                        Thousand Oaks, California 91320
                                (805) 447-1000
                (Name, address, and telephone number of person
               authorized to receive notices and communications
                 on behalf of the person(s) filing statement)

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ITEM 1.   SECURITY AND SUBJECT COMPANY

     The name of the subject company is Amgen Inc., a Delaware corporation ("Amgen" or the "Company"). The class of equity securities to which this statement relates are Contractual Contingent Payment Rights arising from the purchase of Class A interests of Amgen Clinical Partners, L.P. (the "CCPRs"). The address of Amgen's principal executive offices is One Amgen Center Drive, Thousand Oaks, California 91320.

ITEM 2.   TENDER OFFER OF THE BIDDER

     This Solicitation/Recommendation Statement on Schedule 14D-9 relates to the offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 29, 1999 (the "Schedule 14D-1"), of PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and sole member of Purchaser relating to the offer by Purchaser to purchase outstanding CCPRs, at $220,000 per CCPR, net to the seller in cash, subject to certain conditions set forth therein. The Schedule 14D-1 states that the address of the principal executive offices of the Purchaser are located at 675 Third Avenue, Suite 3000, New York, New York 10017.

ITEM 3.   IDENTITY AND BACKGROUND

     (a) This statement is being filed by Amgen. The business address of Amgen is set forth in Item 1, above.

     (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Purchaser.

     In 1993, the Company exercised its option to purchase the Class A and Class B limited partnership interests of Amgen Clinical Partners, L.P. (the "Partnership"), a limited partnership previously formed to develop and commercialize products from certain technologies for human pharmaceutical use in the United States. As a result of the Company exercising such option, each holder of a limited partnership interest in the Partnership acquired contractual contingent payment rights, including the CCPRs, based on the amount of such holder's interest. The CCPRs are not voting securities but entitle the holders thereof to receive quarterly payments, subject to certain adjustments, equal to a stated percentage of the Company's sales of certain products in specified geographic areas. No holder of CCPRs may assign or transfer such rights without the prior written consent of the Company, which consent will not be unreasonably withheld. These and other terms are set forth in the Partnership Purchase Agreement (the

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"Partnership Purchase Agreement"), dated as of March 12, 1993 by and among the Company, the Partnership, Amgen Development Corporation and each of the Class A Limited Partners and the Class B Limited Partners of the Partnership.

     As of September 15, 1999, the following directors and executive officers of the Company beneficially owned the number of CCPRs set forth opposite their respective names. As of September 15, 1999, there were 838 CCPRs issued and outstanding.

Name                                     CCPRs Beneficially Owned
- ----                                     ------------------------
                                         Number      Percent of Total
                                         ------      ----------------
Gordon M. Binder                            1                *

William K. Bowes, Jr.                       2                *

Franklin P. Johnson, Jr.                    4(1)             *

Gilbert S. Omenn                            0.5              *

N. Kirby Alton                              0.25             *

Lawrence M. Souza                           0.25             *

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*  Less than 1%
(1) Consists of 4 CCPRs held by Asset Management Partners, a venture capital limited partnership, of which Mr. Johnson is the general partner. As the general partner, Mr. Johnson may be deemed to have investment power as to all these rights, and therefore may be deemed to be a beneficial owner of such CCPRs.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     At a meeting of the Board of Directors of the Company (the "Board") held on August 17, 1999 (the "Meeting"), the Board unanimously resolved that the Board is expressing no opinion to CCPR holders and is remaining neutral as to whether CCPR holders should tender or refrain from tendering all or any portion of such CCPR holder's CCPRs pursuant to the Offer. Although (i) the terms and conditions of the Offer have been determined and established by the Purchaser and not pursuant to negotiations with the Company and (ii) the Company has not engaged any legal or financial advisors for the purpose of evaluating the terms of the Offer and determining whether the Offer is fair to holders of CCPRs, the Board believes that the Offer represents an opportunity for holders of CCPRs to achieve liquidity where there presently is no public market for CCPRs. For holders who desire immediate cash, the Offer provides an opportunity to sell all or a portion of a holder's CCPRs in lieu of continuing to hold the CCPRs and receiving, on a periodic basis, future cash payments, the continuation and amount of which cannot be predicted with any degree of certainty. Because four members of the Board beneficially own interests in CCPRs, as set forth under
Item 3, above, the members of the Board who do not hold CCPRs (the

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"Independent Directors") took a separate vote at the Meeting with respect to the
Offer and resolved that the Independent Directors are expressing no opinion and are remaining neutral with respect to the Offer for the reasons specified above. Each record holder of CCPRs must make its own decision whether to tender such record holder's CCPRs, or portions thereof, as the case may be, and in what amount, if applicable. Holders of CCPRs are urged to carefully review all the information contained in or incorporated by reference in the Offer and the Company's publicly available annual, quarterly and other reports. Pursuant to the Partnership Purchase Agreement, no holder may assign or transfer a CCPR, or any portion thereof, without the prior written consent of Amgen; Amgen has advised the Purchaser that it will consent to any transfer consummated pursuant to and in accordance with the Offer.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) No transactions in the CCPRs have been affected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) Neither Amgen nor any subsidiary of Amgen holds CCPRs. The Company has no knowledge as to whether any executive officers or directors intend to tender, sell or hold CCPRs which are held of record or beneficially owned by them.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) No negotiation is being undertaken and no discussions are underway by Amgen in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving Amgen or any subsidiary of Amgen; (2) a purchase, sale or transfer of a material amount of assets by Amgen or any subsidiary of Amgen; (3) a tender offer for or other acquisition of securities by or of Amgen; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b)  Not applicable.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     Not applicable.

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ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

1.1 Partnership Purchase Agreement dated as of March 12, 1993 by and among the Company, the Partnership, Amgen Development Corporation and each of the Class A Limited Partners and the Class B Limited Partners of the Partnership (Filed as exhibit 2.2 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on April 1, 1993, and incorporated herein by reference.)

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                                  SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 29, 1999                   AMGEN INC.


                                          By: /s/ GEORGE A. VANDEMAN
                                              -------------------------------
                                              George A. Vandeman
                                              Senior Vice President,Corporate
                                                 Development, General Counsel
                                                 and Secretary